UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPNET Technologies, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number)

Brett A. Nissenberg Senior Vice President, General Counsel Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105 (415) 247-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Keith A. Flaum, Esq. James R. Griffin, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3090 October 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683757108

1.	Name of Reporting Person Riverbed Technology, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,485,772(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,485,772(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,772(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2

CUSIP No. 683757108

1.	Name of Reporting Person Octagon Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or Item 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,485,772(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,485,772(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,485,772(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

3

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock with a par value of $0.001 per share of OPNET Technologies, Inc., a Delaware corporation (“OPNET”). The principal executive offices of OPNET are located at 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Item 2. Identity and Background

(a) The names of the persons filing this statement are Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), and Octagon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Riverbed (“Acquisition Sub”), and together with Riverbed, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is located at 199 Fremont Street, San Francisco, CA 94105.

(c) Riverbed is an information technology infrastructure company with a family of wide area network optimization solutions that accelerate application performance, enable consolidation, and provide enterprise-wide network and application visibility. Acquisition Sub was formed by Riverbed to acquire all of the outstanding shares of OPNET Common Stock (as defined in Item 4 below) and therefore has not conducted any business to date.

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) With the exception of Michael Boustridge, who is a citizen of New Zealand, all of the directors and executive officers of the Reporting Persons named on Schedule A attached hereto are citizens of the United States.

Set forth on Schedule A attached hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

The Tender and Support Agreements (as defined in Item 4 below) were entered into among Riverbed, Acquisition Sub and OPNET’s founders, Marc A. Cohen and Alain J. Cohen (collectively, the “Tendering Stockholders”). The Tendering Stockholders entered into the Tender and Support Agreements as an inducement to Riverbed and Acquisition Sub to enter into the Merger Agreement (as defined in Item 4 below). Neither Riverbed nor Acquisition Sub paid additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Support Agreements and thus no funds were used for such purpose.

In connection with the Offer (as defined in Item 4 below), Acquisition Sub estimates that it will need approximately $865,000,000 to purchase all of the shares of OPNET Common Stock (as defined in Item 4 below) pursuant to the Offer (assuming that all such shares of OPNET Common Stock are validly tendered and not withdrawn). Riverbed and Acquisition Sub expect to fund these payments through: (i) bridge facility loan commitments from Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) and Goldman Sachs Bank USA (“Goldman Sachs” and, together with Morgan Stanley, the “Commitment Parties”) in an aggregate principal amount of up to $500,000,000; and (ii) cash on hand.

A commitment letter (the “Commitment Letter”) from the Commitment Parties, dated October 28, 2012, sets forth the terms pursuant to which the Commitment Parties have committed to provide bridge financing to Riverbed. There are various conditions to the obligation of the Commitment Parties to provide the bridge financing, including, among others: (i) consummation of the Offer (as defined in Item 4) substantially concurrently to the funding of the bridge financing; (ii) all fees and expenses required to be paid pursuant to the Commitment Letter having been paid; (iii) the execution and delivery of all documentation relevant to the bridge financing by Riverbed and Acquisition Sub; (iv) since June 30, 2012, no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred; (v) the accuracy of certain of Riverbed’s and OPNET’s representations in the Merger Agreement; and (vi) the accuracy of certain of Riverbed’s and Acquisition Sub’s representations and warranties in the Commitment Letter. The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, which is included as Exhibit 7.1 to this 13D and which is incorporated by reference herein.

Item 4: Purpose of Transaction

(a)—(b) On October 28, 2012, Riverbed entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among OPNET, Octagon Acquisition Corp. and Riverbed, pursuant to which Acquisition Sub will, on the terms and subject to the conditions thereof, commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001, of OPNET (“OPNET Common Stock”) in exchange for consideration, per share of OPNET Common Stock, comprised of: (i) $36.55, net to the seller in cash; and (ii) 0.2774 of a share of Riverbed common stock, par value $0.0001 (together, the “Offer Price”), without interest. Following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into OPNET with OPNET surviving as a wholly-owned subsidiary of Riverbed (the “Merger”). Upon the Merger being effective, shares of OPNET Common Stock not tendered and accepted pursuant to the Offer (other than shares of OPNET Common Stock owned directly or indirectly by OPNET, Riverbed or Acquisition Sub, or any of their respective subsidiaries, or shares of OPNET Common Stock as to which appraisal rights have been perfected in accordance with applicable law), will be cancelled and converted into the right to receive the Offer Price.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to: (i) the valid tender (excluding shares of OPNET Common Stock tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of shares of OPNET Common Stock that, together with any shares of OPNET Common Stock owned by Riverbed or Acquisition Sub, represents at least a majority of the outstanding shares of OPNET Common Stock, on a fully-diluted basis (as though all rights and convertible securities convertible into or exercisable or exchanged for shares of OPNET Common Stock had been so converted, exercised or exchanged); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the registration statement for Riverbed’s common stock issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission and not subject to any stop order threatened or initiated against Riverbed with respect to the Offer; (iv) there not having occurred since October 28, 2012 a Company Material Adverse Event (as defined in the Merger Agreement) and no event shall have occurred or circumstances shall exist that, in combination with any other events or circumstances would reasonably be expected to have or result in a Company Material Adverse Event; (v) the Marketing Period (as defined in the Merger Agreement) shall have been completed; and (vi) Acquisition Sub or Riverbed receiving the proceeds of the financing to effect the Offer and the Merger. Subject to the terms of the Merger Agreement, Acquisition Sub or Riverbed reserve the absolute right in its sole discretion to waive any of the specified conditions of the Offer in the case of any shares of OPNET Common Stock tendered other than the condition set forth in clause “(i)” above; provided that Acquisition Sub is required to waive the condition in clause “(vi)” above, if, on the sixth business day prior to the Expiration Date (as defined in the Merger Agreement), Riverbed reasonably believes that it will obtain the financing on the Expiration Date.

As an inducement to Riverbed and Acquisition Sub to enter into the Merger Agreement, the Tendering Stockholders each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”), pursuant to which the Tendering Stockholders have agreed to tender in the Offer all issued and outstanding shares of OPNET Common Stock now owned or hereafter acquired by them and, if necessary, to vote any such shares of OPNET Common Stock in favor of the transactions contemplated by the Merger Agreement. As of October 28, 2012, the Tendering Stockholders beneficially owned an aggregate of 7,485,772 shares of OPNET Common Stock (which number includes the options to purchase an aggregate of 48,000 shares of OPNET Common Stock which are exercisable within 60 days after October 28, 2012, leaving an aggregate of 7,437,772 shares that are actually issued and outstanding as of October 28, 2012).

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements included as Exhibits 7.2 and 7.3, respectively, which are incorporated by reference herein.

(c) Not applicable.

(d) The Merger Agreement requires that the board of directors of OPNET unanimously vote to: (i) determine that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approve and adopt the Merger Agreement and approve the transactions contemplated therein, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”); (iii) declare the advisability of the Merger Agreement; (iv) resolve to recommend that the stockholders of the Company accept the Offer and tender their shares of OPNET Common Stock to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger; (v) to the extent necessary, adopt a resolution having the effect of causing the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in any state takeover law or other Legal Requirement that might otherwise apply to the Tender and Support Agreements, the Offer, the Merger or any of the other transactions contemplated in the Merger Agreement; and (vi) direct that the approval of this Agreement be submitted to the stockholders of OPNET, as promptly as practicable after the Acceptance Time, if required to consummate the Merger under the DGCL.

If Acquisition Sub accepts shares of OPNET Common Stock for payment pursuant to the Offer, under the Merger Agreement, Riverbed will become entitled to designate to serve on OPNET’s board of directors, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on OPNET’s board of directors; by (ii) a fraction having a numerator equal to the aggregate number of shares of OPNET common stock then beneficially owned by Riverbed or Acquisition Sub (including all shares of OPNET common stock accepted for payment pursuant to the Offer), and having a denominator equal to the total number of shares of OPNET common stock then issued and outstanding, provided, however, that in no event shall Riverbed’s director designees constitute less than a majority of the entire board of directors of OPNET. OPNET shall take all action necessary to cause Riverbed’s designees to be elected or appointed to OPNET’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of OPNET’s board of directors.

OPNET shall further use reasonable efforts to ensure that, at all times prior to the close of the Offer, at least two of the members of OPNET’s board of directors are individuals who were directors of OPNET on the date of the Merger Agreement (“Continuing Directors”); provided, however, that: (x) if at any time prior to the Merger becoming effective there shall be only one Continuing Director serving as a director of OPNET for any reason, then OPNET’s board of directors shall cause an individual selected by the remaining Continuing Director to be appointed to serve on OPNET’s board of directors; and (y) if at any time prior to the Merger becoming effective no Continuing Directors remain on OPNET’s board of directors, then OPNET’s board of directors shall appoint two individuals who are not officers, employees or Affiliates of OPNET, Riverbed or Acquisition Sub to serve on OPNET’s board of directors.

(e) Under the terms of the Merger Agreement, OPNET may not: (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; or (ii) sell, issue, grant or authorize the issuance or grant of: (A) any shares of capital stock or other security; (B) any option, call, warrant or right to acquire any shares of capital stock or other security; or (C) any instrument convertible into or exchangeable for any shares of capital stock or other security, in each case except under limited circumstances as set forth in the Merger Agreement.

(f) If the transactions contemplated by the Merger Agreement are consummated, the surviving corporation in the Merger will become a wholly-owned subsidiary of Riverbed.

(g) The Merger Agreement contains provisions that limit the ability of OPNET and specified representatives of OPNET to engage in a transaction that would entail a change of control of OPNET (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h) Pursuant to the Merger Agreement, OPNET will apply for delisting of its common stock from The Nasdaq Stock Market promptly after the consummation of the Merger.

(i) Upon consummation of the transactions contemplated by the Merger Agreement, the shares of OPNET Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, Riverbed currently has no plan or proposal which relates to, or may result in, any of the matters described in Item 4(a) – (i) of this Schedule 13D (although Riverbed reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a)-(b) As described in Item 4(a)-(b) of this Schedule 13D, as a result of the Tender and Support Agreements, Riverbed and Acquisition Sub share the power to vote or to direct the vote of the securities subject to the Tender and Support Agreements with respect to certain matters as set forth in such Tender and Support Agreements. In addition, as a result of the Tender and Support Agreements, Riverbed and Acquisition Sub share the power to dispose or to direct the disposition with respect to the securities subject to the Tender and Support Agreements. As of October 28, 2012, the number of issued and outstanding shares of OPNET Common Stock subject to the Tender and Support Agreements represented in the aggregate approximately 32.8% of the issued and outstanding shares of OPNET Common Stock (based on the total number of issued and outstanding shares of OPNET Common Stock as represented by OPNET in the Merger Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares of OPNET Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, beneficial owners of the securities covered by this Schedule 13D. Except as set forth in this Schedule 13D, no shares of OPNET Common Stock are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D. The description contained in this Item 5 of the transactions contemplated by the Tender and Support Agreements is qualified in its entirety by reference to the full text of the Tender and Support Agreements, a form of which is included with this Schedule 13D as Exhibit 7.3 and is incorporated herein by reference.

Schedule B to this Schedule 13D sets forth, to the knowledge of the Reporting Persons, the following information for those natural persons with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Support Agreements: the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons. To the knowledge of the Reporting Persons, all of such natural persons listed on Schedule B to this Schedule 13D are citizens of the United States. Schedule B to this Schedule 13D also sets forth, to the knowledge of the Reporting Persons, the following information for those entities with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Tender and Support Agreements: the name, state or other place of organization, principal business and business address, of such entities.

The Reporting Persons have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Riverbed nor Acquisition Sub nor, to the knowledge of Riverbed and Acquisition Sub, any person identified on Schedule A to this Schedule 13D, has effected any transaction in shares of OPNET Common Stock during the past 60 days, except as disclosed herein.

(d) To the knowledge of Riverbed and Acquisition Sub, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Tender and Support Agreements.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 and Item 5 above, neither of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of OPNET, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

7.1	Commitment Letter, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA.

7.2	Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and OPNET Technologies, Inc. (incorporated herein by reference to Exhibit 99.1 to Riverbed Technology, Inc.’s Registration Statement on the 8-K filed on October 29, 2012).

7.3	Form of Tender and Support Agreement, (incorporated by reference to Exhibit 99.1 of Riverbed Technology, Inc.’s Current Report on Form 8-K filed on October 29, 2012).

7.4	Joint Filing Agreement, dated as of November 6, 2012, by and between Riverbed Technology, Inc. and Octagon Acquisition Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIVERBED TECHNOLOGY, INC.

Date: November 6, 2012	/s/ Jerry M. Kennelly
	Name:	Jerry M. Kennelly
	Title:	Chairman and Chief Executive Officer

OCTAGON ACQUISITION CORP.

Date: November 6, 2012	/s/ Jerry M. Kennelly
	Name:	Jerry M. Kennelly
	Title:	President and Secretary

Schedule A

Directors and Executive Officers of Riverbed and Octagon Acquisition Corp.

1. Riverbed

The following table sets forth the names and principal occupations or employment and employment history of the directors and executive officers of Riverbed. The business address and address for each such person’s principal occupation or employment is c/o Riverbed Technology, Inc., 199 Fremont Street, San Francisco, CA 94105.

Directors of Riverbed Technology, Inc. :

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed

Jerry M. Kennelly	Chairman, CEO, and President	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Steve McCanne, Ph.D.	CTO and Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Michael Boustridge	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Mark A. Floyd	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Michael R. Kourey	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Mark Lewis	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Chris Schaepe	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

James R. Swartz	Director	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Executive Officers of Riverbed Technology, Inc. :

Name	Position

Jerry M. Kennelly	Chairman, Chief Executive Officer, and President

Steve McCanne, Ph.D.	Chief Technology Officer and Director

Randy S. Gottfried	Chief Operating Officer and Chief Financial Officer

Eric Wolford	Executive Vice President and General Manager, Products Group

David Greene	Chief Marketing Officer

David M. Peranich	Senior Vice President of Worldwide Sales

2. Octagon Acquisition Corp.

The following table sets forth the names and principal occupations or employment of the directors and executive officers and employment history of the directors and executive officers of Octagon Acquisition Corp. The business address and address for each such person’s principal occupation or employment is c/o Octagon Acquisition Corp., 199 Freemont Street, San Francisco, CA 94105.

Name	Current Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed

Jerry M. Kennelly	Chairman, and President, and Secretary	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Randy S. Gottfried	Director, Treasurer	c/o Riverbed Technology, Inc. 199 Fremont Street San Francisco, CA 94105

Schedule B

Natural Persons With Whom Riverbed Shares Voting And Dispositive Power.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed

Marc A. Cohen	Chairman and Chief Executive Officer	c/o OPNET Technologies, Inc. 7255 Woodmont Avenue Bethesda, MD 20814

Alain J. Cohen	President and Chief Technology Officer	c/o OPNET Technologies, Inc. 7255 Woodmont Avenue Bethesda, MD 20814

Entities With Whom Riverbed Shares Voting And Dispositive Power.

Name and Principal Business	State or Other Place of Organization	Principal Business Address

None